FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 30, 2009

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Buenos Aires, March 30, 2009– Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) considering that, as provided under Section 7 of the Preliminary Merger Agreement entered into by Petrobras Energía .Participaciones S.A. (“PEPSA” or the “Company”) and Petrobras Energía S.A. (“PESA”) on September 2, 2008, PESA’s Directors assumed under Section 84 of the Business Companies Law the management and representation of the Company with the same powers from time to time granted to PEPSA’s Directors, who were suspended from their offices, we inform that at a meeting held on March 27, 2009, PESA’s Board of Directors considered and resolved, prior to the Shareholders’ Meeting held on the same date, to accept the resignations submitted by Sydney Granja Affonso and Venina Velosa da Fonseca from their positions as Regular Directors of the Board, effective March 26, 2009, since new responsibilities were assigned to them within the Petrobras System.

In addition, at the same meeting, the Company’s Board considered and resolved to accept the resignation submitted by Daniel Lima de Oliveira, effective on such date, for the purpose of complying with the Company's Bylaws. Lima de Oliveira made clear that the purpose of the same was to leave the position vacant for the Shareholders' Meeting to make a decision in such respect.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 03/30/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney